COASTAL PACIFIC DISCUSSES GOLD PRICE TRENDS

CALGARY, AB   October 25, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), based on a recent analysis of gold price trends, believes its decision to option the Hotstone Gold Property (“Hotstone”) is further reinforced.

With October gold prices ranging from approximately $1310 to $1375, and new high price records set, the question remains as to where gold prices could go from here. From the Company’s perspective, it is logical that still higher prices will be greatly beneficial, as it enhances our ability to raise capital for our exploration of Hotstone, and, if we are successful in bringing the property to production, then the gap between our expected costs of production and the selling price only grow larger, increasing our profitability.  If however there is a significant decrease in the price of gold, then the converse would likely occur.

In our review of the available market literature, the consensus seems to be an expectation of gold prices continuing to rise, with price targets in the short to medium term ranging from $1500 to $5000 per ounce.  These expectations are based different interpretations of global micro and macro economic trends, and in some cases, including broader social trends.  However, with few exceptions, there is certainly strong support for pricing in the $1500 to $2000 range in 2011 and beyond.

For example, Goldman Sachs recently raised its 12-month forecast for gold to $1650/ounce, citing expectations for further quantitative easing in the U.S. and prospects for long-term interest rates to continue falling (Source: Kitco, Allen Sykora, 10/12/2010).

Goldman said the decline in U.S. real interest rates is likely to persist, and rates could push even lower in the near term should the Federal Reserve undertake quantitative easing measures. Thus, Goldman said it is raising its gold price forecasts to $1,400, $1,525 and $1,650 on a 3-, 6- and 12-month horizon. Goldman said its updated forecasts point to an average of $1,575 an ounce in 2011, which is $175 higher than it previously expected.

Another analysis from Julian Phillips, Goldforecaster.com, 10/20/2010, speaks to strong price support levels and consolidation, fundamental changes in gold supply/demand patterns, changing investment demand, and central bank demand.

These strong prices and general optimism has also increased the level of M&A activity, particularly amongst junior exploration and development companies.  For example, in August of this year, junior miner Andean Resources sold itself to Goldcorp for $3.3 billion, about 100 times the amount it had invested in its flagship Cerro Negro gold project.  It is anticipated that this trend will continue for Canadian gold juniors as big gold miners seek out and buy smaller companies that own reserves, instead of looking to make their own discoveries.

Coastal, with its Hotstone property, located in a well known gold region and with supportive exploration history, together with expected long term upward trending gold prices, believes itself to be well positioned for success upon successful property development.

Note that the exploration data on the Hotstone property are historical in nature and are not compliant with National Instrument 43-101.  We do not yet have any proven reserves.

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joesph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.